SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of May of 2007

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

May 18, 2007

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll
Name:	Pedro Toll
Title:	Deputy Manager

FOR IMMEDIATE RELEASE

BLADEX SIGNS COOPERATION AGREEMENT WITH CHINA DEVELOPMENT BANK

Panama City, Republic of Panama, May 18 2007 - Banco Latinoamericano de Exportaciones, S.A. (“Bladex”) (NYSE: BLX), announced today the signing of a Cooperation Agreement with the China Development Bank (“CDB”) geared around developing common objectives and opportunities with a focus on trade and infrastructure projects in Latin America. Both banks will work together to identify sound banking opportunities within each bank’s areas of expertise, which will contribute to sustained social and economic development, including those related to infrastructure, utilities, the environment, and the support of small and medium-sized business programs.

Mr. Zhao Jian Ping, Assistant Governor of the China Development Bank, stated, “As a development financial institution, CDB is looking forward to develop financial cooperation with local government bodies, private companies and financial institutions in Latin America. CDB is pleased to be part of the economic and social development of Latin America, in addition to working with a first-class institution such as Bladex.”

Mr. Jaime Rivera, Chief Executive Officer of Bladex, stated, “Bladex is committed to fostering trade and enhancing business flows between China and Latin America as a means of fulfilling its commitment to the well-being of our Region while adding significant value to our company. To do so working in association with an institution as important and prestigious as China Development Bank is an honor and a special privilege”.

For further information, please access our web site on the Internet at www.blx.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention: Carlos Yap S., Senior Vice President - Finance
Tel.: (507) 210-8563, E-mail: cyap@blx.com
-or-
i-advize Corporate Communications, Inc., 82 Wall Street, Suite 805,
New York, NY 10005
Attention: Melanie Carpenter / Peter Majeski
Tel.: (212) 406-3690, E-mail: bladex@i-advize.com